*AB 3/11

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15047647

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-47257 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Interactive Brokers LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

| Greenwich | Connecticut | 06830 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander M. Ioffe 203-618-5870
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| 30 Rockefeller Plaza | New York | New York | 10112-0015 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

**AFFIRMATION**

I, Alexander Ioffe, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Interactive Brokers LLC and subsidiary (the "Company") for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/27/2015
Date

Chief Financial Officer
Title

State of Connecticut

County of Fairfield ss. Greenwich

On this the 27th day of February, 2015, before me, Nancy Ann Nelson, the undersigned officer, personally appeared Alexander Ioffe, known to me to be the person whose name is signed on this document and acknowledged to me that he signed it voluntarily for its stated purpose.

Signature of Notary Public

NANCY ANN NELSON
Notary Public, State of Connecticut
My Commission Expires August 31, 2017

**This report* contains (check all applicable boxes):**

(x) (a) Facing Page.
(x) (b) Consolidated Statement of Financial Condition.
(x) (c) Consolidated Statement of Income.
(x) (d) Consolidated Statement of Cash Flows.
(x) (e) Statement of Changes in Members' Capital.
( ) (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x) (g) Computation of Net Capital.
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report (Filed Separately).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

INTERACTIVE BROKERS LLC AND SUBSIDIARY
(SEC I.D. No. 8-47257)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document

# INTERACTIVE BROKERS LLC AND SUBSIDIARY

## TABLE OF CONTENTS

# Deloitte.

**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Interactive Brokers LLC
Greenwich, CT

We have audited the accompanying consolidated statement of financial condition of Interactive Brokers LLC and subsidiary (the "Company") as of December 31, 2014. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statement presents fairly, in all material respects, the financial position of Interactive Brokers LLC and subsidiary as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

# INTERACTIVE BROKERS LLC AND SUBSIDIARY

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
**As of December 31, 2014**
***(Dollars in Thousands)***

| | |
|---|---|
| Assets: | |
| Cash and cash equivalents | $ 803,769 |
| Cash and securities - segregated for regulatory purposes | 13,936,606 |
| Securities borrowed | 3,518,400 |
| Securities purchased under agreements to resell | 386,194 |
| Deposit with clearing organization | 2,000 |
| Other receivables: | |
| Customers (net of allowance for doubtful accounts of $6,613) | 16,858,626 |
| Brokers, dealers and clearing organizations | 599,447 |
| Affiliates | 19,263 |
| Interest | 32,168 |
| Other assets | 33,151 |
| Total assets | $ 36,189,624 |
| Liabilities: | |
| Payable to customers | $ 30,154,055 |
| Securities loaned | 2,608,882 |
| Securities sold under agreements to repurchase | 171,224 |
| Other payables: | |
| Brokers, dealers and clearing organizations | 279,058 |
| Accounts payable, accrued expenses and other liabilities | 33,676 |
| Affiliates | 57,359 |
| Interest | 1,486 |
| | 33,305,740 |
| Members' capital | 2,883,884 |
| Total liabilities and members' capital | $ 36,189,624 |

See accompanying notes to the consolidated statement of financial condition.

***(Dollars in Thousands, Except Share Data, Unless Otherwise Noted)***

## 1. ORGANIZATION AND NATURE OF BUSINESS

Interactive Brokers LLC ("IBLLC"), together with its wholly-owned subsidiary (the "Company"), a Connecticut limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and various securities and commodities exchanges. The Company is also a member of the National Futures Association ("NFA") and is registered with Commodity Futures Trading Commission ("CFTC") as a Futures Commission Merchant and a Foreign Exchange Dealer. The Company executes and clears securities and commodities transactions for customers. Certain transactions are cleared through other clearing brokers. Accordingly, the Company carries securities accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer-owned assets and reserve requirements. The Company carries customer commodities accounts and is subject to the segregation requirements of the Commodity Exchange Act. Pursuant to the Hong Kong Securities and Futures Commission ("SFC") client money segregation rules, IBLLC is required to ensure that all customer funds held in Hong Kong are segregated in Hong Kong. IBLLC is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act and the CFTC's minimum financial requirements (Regulations 1.17 and 5.7).

The Company's wholly-owned subsidiary is Interactive Brokers Corp. ("IB Corp."), which is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the FINRA and the NFA.

The Company is 99.9% owned by IBG LLC, ("IBG LLC" or "the Group"), a Connecticut limited liability company. In addition to the Company, the Group is comprised of several Operating Companies (Note 7). The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc.").

## 2. SIGNIFICANT ACCOUNTING POLICIES

### *Basis of Presentation*

This consolidated statement of financial condition is presented in U.S. dollars and has been prepared pursuant to accounting standards generally accepted in the United States of America ("U.S. GAAP") promulgated in the FASB Accounting Standards Codification ("ASC" or the "Codification").

### *Principles of Consolidation*

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiary. The Company's policy is to consolidate all entities of which it owns more than 50% unless it does not have control. All inter-company balances and transactions have been eliminated.

At December 31, 2014, $29,781 of assets and $15,123 of liabilities were attributable to a consolidated subsidiary. The stockholder's equity of this subsidiary was $14,658 at December 31, 2014.

*Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated statement of financial condition and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include the allowance for doubtful accounts, compensation accruals, current and deferred income taxes, and estimated contingency reserves.

***Fair Value***

Substantially all of the Company's assets and liabilities, including financial instruments, were carried at fair value based on published market prices and were marked to market, or are assets and liabilities which are short-term in nature and are carried at amounts that approximate fair value.

The Company applies the fair value hierarchy of ASC 820, *Fair Value Measurement*, to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

| | |
|---|---|
| Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities; |
| Level 2 | Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and |
| Level 3 | Prices or valuations that require inputs that are both significant to fair value measurement and unobservable. |

Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include U.S. government obligations which are included in cash and securities – segregated for regulatory purposes and in deposit with clearing organization in the consolidated statement of financial condition.

Currency spot and forward contracts, which are valued using broadly distributed bank and broker prices, and which are included in receivables from and payables to brokers, dealers, and clearing organizations, are classified as Level 2 financial instruments as such instruments are not exchange-traded.

***Stock-Based Compensation***

The Company follows ASC 718, Compensation – Stock Compensation, to account for its participation in the IBG, Inc. stock-based compensation plans. ASC 718 requires all share-based payments to employees to be recognized in the financial statement using a fair value-based method. Grants, which are denominated in U.S. dollars, are communicated to employees in the year of grant, thereby establishing the fair value of each grant. The fair value of awards granted to employees are generally expensed as follows: 50% in the year of grant in recognition of plan forfeiture provisions (described below) and the remaining 50% over the related vesting period utilizing the "graded

vesting" method permitted under ASC 718-10. In the case of "retirement eligible" employees (those employees older than 59), 100% of awards are expensed when granted.

Awards granted under the stock-based compensation plans are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested awards previously granted.

*Cash and Cash Equivalents*

The Company considers all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes or to meet margin requirements at clearing houses to be cash equivalents.

*Cash and Securities — Segregated for Regulatory Purposes*

As a result of customer activities, the Company is obligated by rules mandated by its primary regulators to segregate or set aside cash or qualified securities to satisfy such regulations, which regulations have been promulgated to protect customer assets. Securities segregated for regulatory purposes consisted of U.S. Treasury Securities of approximately $6.7 billion at December 31, 2014, and securities purchased under agreements to resell in the amount of $3.9 billion as of December 31, 2014, which amounts approximate fair value.

*Securities Borrowed and Securities Loaned*

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparties with collateral in the form of cash. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually. The Company does not net, in the consolidated statement of financial condition, securities borrowed and securities loaned entered into with the same counterparty.

*Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase*

Securities purchased under agreements to resell are treated as collateralized financing transactions, are recorded at contract value, which approximates fair value. To ensure that the fair value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions. The Company does not net, in the consolidated statement of financial condition, securities purchased under agreements to resell transactions and securities sold under agreements to repurchase transactions entered into with the same counterparty.

*Deposit with Clearing Organization*

Deposit with clearing organization consists of securities which have been placed with a clearing organization in the normal course of business. These securities consisted of U.S. Treasury

Securities, carried at fair value. At December 31, 2014, the Company had $2,000 in U.S. Treasury Bills that were pledged with the Company's clearing organization.

*Currency Spot and Forward Contracts*

The Company enters into currency forward contracts for customer funds denominated in foreign currencies to obtain U.S. dollars, with a locked-in rate of return, to make bank deposits denominated in U.S. dollars to satisfy regulatory segregation requirements and on behalf of its affiliates. A currency forward contract is an agreement to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and at completion of the swap term. Interest rate differences, between currencies, are captured in the contractual swap rates. The Company also executes currency spot contracts on behalf of its customers and affiliates. These currency spot and forward transactions are recorded on a trade date basis at fair value based on quoted market prices. Included in the receivables from, and in payables to brokers, dealers and clearing organizations are $7,411 and $22,743, respectively, which represent unsettled amounts of currency spot and forward contracts at December 31, 2014.

*Customer Receivables and Payables*

Customer securities transactions are recorded on a settlement date basis and customer commodities transactions are recorded on a trade date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of customers. Securities owned by customers, including those that collateralize margin loans or other similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables from institutional non-cleared customers and payables for execution and clearing fees and expenses are recorded as fees receivables and fees payable, which are included in other assets and accounts payable, accrued expenses and other liabilities on the consolidated statement of financial condition, respectively.

*Receivables from and Payables to Brokers, Dealers and Clearing Organizations*

Receivables and payables to brokers, dealers and clearing organizations include net receivables and payables from unsettled trades, including amounts related to futures contracts executed on behalf of customers, amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails to deliver") and cash margin deposits. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive").

*Property and Equipment*

Property and equipment, which is included in other assets in the consolidated statement of financial condition, consists of computer equipment, computer software, leasehold improvements and office furniture and equipment.

Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over

three to five years and office furniture and equipment are depreciated over five to seven years. Qualifying costs for software are capitalized and amortized over the lesser of the expected useful life of the software or three years.

### *Foreign Currency*

Foreign currency denominated assets and liabilities are translated into U.S. dollars at the year-end exchange rates.

### *Income Taxes*

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. The Company's income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws and reflect management's best assessment of estimated future taxes to be paid. IBLLC operates as a limited liability company which is treated as a partnership for U.S. federal tax purposes. Accordingly, IBLLC is not subject to federal income taxes in the United States. IB Corp. is subject to income taxes in the United States.

Deferred income tax assets and liabilities arise from temporary differences between the tax and financial statement recognition of the underlying assets and liabilities. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results and incorporate assumptions including the amount of future state, federal and pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax-planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income.

ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. ASC 740 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company records tax liabilities in accordance with ASC 740 and adjusts these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is different from our current estimate of the tax liabilities.

### *Recently Issued Accounting Pronouncements*

Following is a summary of recently issued FASB Accounting Standards Updates ("ASUs") that have affected or may affect the Company's consolidated statement of financial condition:

| | Affects | Status |
|---|---|---|
| ASU 2013-05 | *Foreign Currency Matters (Topic 830)* : Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity | Effective for fiscal periods beginning on or after December 15, 2013 |
| ASU 2014-06 | *Technical Corrections and Improvements to Glossary Terms* | Effective on issuance in March 2014. |
| ASU 2014-08 | *Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity* | Effective for annual periods and interim periods within those annual periods beginning after December 15, 2014 |
| ASU 2014-09 | *Revenue from Contracts with Customers (Topic 606)* | Effective for fiscal periods beginning on or after December 15, 2016 |
| ASU 2014-11 | *Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures* | Effective for the first interim or annual period beginning after December 15, 2014 |
| ASU 2014-15 | *Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern* | Effective for the first interim or annual period ending after December 15, 2016 |

Adoption of those ASUs that became effective during 2014 and 2015, prior to the issuance of the Company's consolidated statement of financial condition, did not have a material effect on the consolidated statement of financial condition.

## 3. TRADING ACTIVITIES AND RELATED RISKS

The Company's trading activities are comprised of providing securities brokerage services. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- A regular review of the risk management process by the executive management as part of their oversight role;
- Defined risk management policies and procedures supported by a rigorous analytic framework; and
- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

### *Market Risk*

The Company is exposed to various market risks. Exposures to market risks arise from foreign currency exchange rate fluctuations and changes in interest rates. The following discussion describes the types of market risk faced:

*Currency Risk*

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. The Company manages this risk using spot (i.e., cash) currency transactions and currency forward contracts.

*Interest Rate Risk*

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on cash and margin balances and fixed income securities. These risks are managed through investment policies.

*Credit Risk*

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

The Company's credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and commodities clearing houses and a small portion is settled through member firms and banks with substantial financial and operational resources. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company that exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers or counterparties. Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities fails to receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities fails to receive, the Company may purchase the underlying security in the market and seek reimbursement for any losses from the counterparty.

For cash management purposes, the Company enters into short-term securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits of cash. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company as permitted under contractual provisions.

*Concentrations of Credit Risk*

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes.

Concentrations of credit risk can be affected by changes in political, industry or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions. As of December 31, 2014, the Company did not have any material concentrations of credit risk outside the ordinary course of business.

*Off-Balance Sheet Risks*

The Company may be exposed to a risk of loss not reflected in the consolidated statement of financial condition to settle futures and certain over-the-counter contracts at contracted prices, which may require repurchase or sale of the underlying products in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's cost to liquidate such contracts may exceed the amounts reported in the Company's consolidated statement of financial condition.

## 4. FINANCIAL ASSETS AND FINANCIAL LIABILITIES

***Financial Assets and Financial Liabilities Measured at Fair Value on a Recurring Basis***

The following tables set forth, by level within the fair value hierarchy (Note 2), financial assets and liabilities, at fair value as of December 31, 2014. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

| | Financial Assets, At Fair Value as of December 31, 2014 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Securities segregated for regulatory purposes | $ 6,680,952 | $ - | $ - | $ 6,680,952 |
| Deposit with clearing organization | 2,000 | - | - | 2,000 |
| Receivables from brokers, dealers and clearing organizations: | | | | |
| Currency spot and forward contracts | - | 7,411 | - | 7,411 |
| | $ 6,682,952 | $ 7,411 | $ - | $ 6,690,363 |

| | Financial Liabilities, At Fair Value as of December 31, 2014 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Payables to brokers, dealers and clearing organizations: | | | | |
| Currency spot and forward contracts | $ - | $ 22,743 | $ - | $ 22,743 |
| | $ - | $ 22,743 | $ - | $ 22,743 |

There have been no transfers of fair value assets between Levels 1 and 2. The Company has no Level 3 assets.

***Netting of Financial Assets and Financial Liabilities***

The Company does not net securities borrowed and securities loaned, and securities purchased under agreements to resell and securities sold under agreements to repurchase, which are presented on a gross basis in the consolidated statement of financial condition. In the tables below, the amounts of derivative financial instruments owned that are not offset in the consolidated statement of financial condition, but could be netted against financial liabilities with specific counterparties under master netting agreements, including clearing houses or over the counter currency forward contract

counterparties, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these derivative financial instruments.

The following table sets forth the netting of financial assets and of financial liabilities as of December 31, 2014.

| | As of December 31, 2014 (in Millions) | | | Amounts Not Offset in the Consolidated Statement of Financial Condition | |
|---|---|---|---|---|---|
| | Amounts of Recognized Assets | Amounts Offset in the Consolidated Statement of Financial Condition | Net Amounts of Assets Presented in the Consolidated Statement of Financial Condition | Cash or Financial Instruments | Net Exposure |
| Offsetting of Financial Assets: | | | | | |
| Securities segregated for regulatory purposes - purchased under agreements to resell | $ 3,873.3 [1] | $ - | $ 3,873.3 | $ (3,873.3) | $ - |
| Securities borrowed | 3,518.4 | - | 3,518.4 | (3,514.9) | 3.5 |
| Securities purchased under agreements to resell | 386.2 | - | 386.2 | (386.2) | - |
| Total | $ 7,777.9 | $ - | $ 7,777.9 | $ (7,774.4) | $ 3.5 |

| | | | | Amounts Not Offset in the Consolidated Statement of Financial Condition | |
|---|---|---|---|---|---|
| | Amounts of Recognized Liabilities | Amounts Offset in the Consolidated Statement of Financial Condition | Net Amounts of Liabilities Presented in the Consolidated Statement of Financial Condition | Cash or Financial Instruments | Net Exposure |
| Offsetting of Financial Liabilities: | | | | | |
| Securities loaned | $ 2,608.9 | $ - | $ 2,608.9 | $ (2,608.9) | $ - |
| Securities sold under agreements to repurchase | 171.2 | - | 171.2 | (171.2) | - |
| Total | $ 2,780.1 | $ - | $ 2,780.1 | $ (2,780.1) | $ - |

(1) As of December 31, 2014, the Company had $3.87 billion of securities purchased under agreements to resell that were segregated to satisfy regulatory requirements. These securities are included in "Cash and securities - segregated for regulatory purposes."

### *Financial Assets and Financial Liabilities Not Measured at Fair Value*

The following table represents the carrying value, fair value and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's consolidated statement of financial condition. The following table excludes all non-financial assets and liabilities.

| | As of December 31, 2014 | | | | |
|---|---|---|---|---|---|
| | Carrying Value | Fair Value | Level 1 | Level 2 | Level 3 |
| Financial Assets, not measured at fair value: | | | | | |
| Cash and cash equivalents | $ 803,769 | $ 803,769 | $ 803,769 | | |
| Cash and securities - segregated for regulatory purposes | 13,936,606 | 13,936,606 | 13,936,606 | | |
| Securities borrowed | 3,518,400 | 3,518,400 | | 3,518,400 | |
| Securities purchased under agreements to resell | 386,194 | 386,194 | | 386,194 | |
| Deposit with clearing organization | 2,000 | 2,000 | | 2,000 | |
| Other receivables: customers | 16,858,626 | 16,858,626 | | 16,858,626 | |
| Other receivables: brokers, dealers and clearing organizations | 599,447 | 599,447 | | 599,447 | |
| Other receivables: affiliates | 19,263 | 19,263 | | 19,263 | |
| Other receivables: interest | 32,168 | 32,168 | | 32,168 | |
| Other assets | 3,473 | 3,742 | | 3,742 | |
| Total Financial Assets, not measured at fair value: | $36,159,946 | $36,160,215 | $14,740,375 | $21,419,840 | $ - |
| Financial Liabilities, not measured at fair value: | | | | | |
| Payable to customers | $30,154,055 | $30,154,055 | | $30,154,055 | |
| Securities loaned | 2,608,882 | 2,608,882 | | 2,608,882 | |
| Securities sold under agreements to repurchase | 171,224 | 171,224 | | 171,224 | |
| Other payables: brokers, dealers and clearing organizations | 279,058 | 279,058 | | 279,058 | |
| Other payables: affiliates | 57,359 | 57,359 | | 57,359 | |
| Other payables: interest | 1,486 | 1,486 | | 1,486 | |
| Total Financial Liabilities, not measured at fair value: | $33,272,064 | $33,272,064 | $ - | $33,272,064 | $ - |

## 5. SEGREGATION OF FUNDS AND RESERVE REQUIREMENTS

As a result of customer activities, IBLLC is obligated by rules mandated by its primary regulators, the SEC, the CFTC and the SFC, to segregate or set aside cash or qualified securities to satisfy such rules which have been promulgated to protect customer assets. In addition, IBLLC is a member of various clearing organizations at which cash or securities are deposited as required to conduct of day-to-day clearance activities.

Cash and securities – segregated for regulatory purposes consist of the following:

| | |
|---|---|
| Interest bearing cash deposits | $ 3,382,351 |
| Securities purchased under agreements to resell | 3,873,303 |
| U.S. Treasury securities | 6,680,952 |
| | $ 13,936,606 |

In accordance with the Securities Exchange Act of 1934, IBLLC is required to maintain separate bank accounts for the exclusive benefit of customers. At December 31, 2014, IBLLC held cash and securities of $10,063,303 and securities purchased under agreements to resell with a fair value of $3,873,303 to satisfy this requirement.

During the year ended December 31, 2014, IBLLC performed the computations for the assets in the proprietary accounts of brokers (commonly referred to as "PAB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection). At December 31, 2014, IBLLC had segregated $5,055 to satisfy this requirement.

In accordance with the Commodity Exchange Act, IBLLC is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. At December 31, 2014, IBLLC had cash and securities of $2,556,055, receivables from brokers, dealers and clearing organizations of $172,906 and commodities option contracts with net short market value of ($205,446) segregated to satisfy this requirement. At December 31, 2014, the net market values of long and short commodity option contracts were included in payables to brokers, dealers and clearing organizations.

In accordance with CFTC Regulation 30.7, IBLLC is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers on foreign boards of trade. At December 31, 2014, IBLLC had cash and securities in the amount of $336,981, receivables from brokers, dealers and clearing organizations of $167,133 and payables to brokers, dealers and clearing organizations of ($34) segregated to satisfy this requirement.

NFA Financial Requirements Section 14 requires IBLLC to hold amounts, equal to or in excess of its retail forex obligation, at one or more qualifying institutions in the United States or money center countries (as defined in CFTC Regulation 1.49). NFA authorized IBLLC to utilize its daily securities reserve computations performed in accordance with SEC rule 15c3-3 to satisfy this requirement.

Pursuant to the requirements of subparagraph (k)(2)(i) of SEC Rule 15c3-3, IB Corp. has established a special cash account for the exclusive benefit of certain of its customers to fund and pay amounts collected for the payment of expenses on behalf of such customers. At December 31, 2014, $21 was segregated, which was $18 in excess of the requirement.

Pursuant to the SFC client money segregation rules, IBLLC is required to ensure that all client money held in Hong Kong is segregated in Hong Kong. As allowed by the SFC rules, these segregation requirements are partially satisfied through amounts segregated in bank accounts also designated as CFTC Rule 30.7 foreign secured accounts. At December 31, 2014, IBLLC had cash in the amount of $455,699 and receivables from brokers, dealers and clearing organizations of $179,655 to satisfy this requirement. Of this amount, $122,216 is included in the aforementioned calculation and $57,439 is used exclusively in the SFC client money segregation.

## 6. NET CAPITAL REQUIREMENTS

IBLLC is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. IBLLC has elected to use the alternative method permitted by the rule, which requires that IBLLC maintain minimum net capital, as defined, equal to the greater of $500 or 2% of aggregate debit balances arising from customer transactions, as defined. IBLLC is also subject to the CFTC's minimum financial requirements (Regulation 1.17), which require that IBLLC maintain minimum net capital, as defined, the greater of $20,000 plus 5% of total retail forex obligations in excess of $10,000 or 8% of the total risk margin requirement for all positions carried in customer and non-customer accounts. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2014, IBLLC had net capital of $2,333,887, which was $2,054,923 in excess of required net capital of $278,964.

IB Corp. is subject to the regulatory requirements promulgated by the SEC and other regulatory and exchange authorities. Net capital and excess net capital at December 31, 2014 as defined by these regulatory authorities were $9,674 and $9,234, respectively.

## 7. RELATED PARTY TRANSACTIONS

The Operating Companies, in addition to the Company, are comprised of the following companies: Timber Hill LLC ("THLLC"), Timber Hill Europe AG ("THE"), Timber Hill (Liechtenstein) AG ("THLI"), Timber Hill Canada Company ("THC"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Interactive Brokers Canada Inc. ("IBC"), Interactive Brokers (U.K.) Limited ("IBUK"), Interactive Brokers Securities Japan, Inc. ("IBSJ"), Interactive Brokers (India) Private Limited ("IBI"), Interactive Brokers Hungary Kft ("IBH"), Interactive Brokers Financial Products S.A. ("IBFP"), Interactive Brokers Software Services Estonia OU ("IBEST"), Interactive Brokers Software Services Rus ("IBRUS"), and IB Exchange Corp. ("IBEC").

IBLLC, IBUK, IBC, and IBSJ are registered broker-dealers in the U.S., Great Britain, Canada, India and Japan, respectively, and engage in execution and clearing securities services for customers and affiliates. THLLC, THE, THLI, THC, THA and THSHK are registered securities dealers in the U.S., Switzerland, Liechtenstein, Canada, Australia and Hong Kong, respectively, and trade on a proprietary basis and engage in execution and clearing services for affiliates. IBI is registered as both a securities dealer for proprietary trading and as a broker-dealer for execution and clearing services. IBEST, IBRUS and IBH provide the Group with computer programming services and IBEC holds certain of the Group's strategic investments. IBFP is a securities issuer registered in Germany. IBG LLC is the holding company for the group of Operating Companies. These companies share administrative, financial and technological resources and the broker-dealer and securities dealer operating companies engage in securities transactions such as trade execution in the ordinary course of business with the Company.

Brokerage transaction receivables and payables are reported gross. Other affiliate receivables and payables including interest, administrative, consulting and service fees and advances between Operating Companies are netted by Operating Company.

Included in assets in the consolidated statement of financial condition were the following amounts with related parties at December 31, 2014:

| | |
|---|---|
| Securities borrowed | $ 3,001,775 |
| Other receivables: customers - director, officer, employee and affiliate account balances | 634,334 |
| Other receivables: brokers, dealers and clearing organizations | 477,549 |
| Other receivables: affiliates | 19,263 |
| Other receivables: interest | 4,324 |

Included in liabilities in the consolidated statement of financial condition were the following amounts with related parties at December 31, 2014:

| | |
|---|---|
| Securities loaned | $ 2,578,768 |
| Payable to customers | 685,983 |
| Securities sold under agreements to repurchase | 171,224 |
| Other payables: brokers, dealers and clearing organizations | 195,637 |
| Other payables: affiliates | 57,359 |
| Other payables: interest | 100 |

## 8. DEFINED CONTRIBUTION AND EMPLOYEE INCENTIVE PLANS

### *Defined Contribution Plan*

The Group offers substantially all employees of U.S.-based operating companies who have met minimum service requirements the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. The plan provides for the Company to match 50% of the employees' pretax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

### *Return on Investment Dollar Units ("ROI Dollar Units")*

From 1998 through January 1, 2006, IBG LLC granted all non-member employees ROI Dollar Units, which are redeemable under the amended provisions of the plan, and in accordance with regulations issued by the Internal Revenue Service (Section 409A of the Internal Revenue Code). Upon redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value. For grants made in 1998 and 1999, grantees may redeem the ROI Dollar Units after vesting on the fifth anniversary of the date of their grant and prior to the tenth anniversary of the date of their grant. For grants made between January 1, 2000 and January 1, 2005, grantees must elect to redeem the ROI Dollar Units upon the fifth, seventh or tenth anniversary date. These ROI Dollar Units will vest upon the fifth anniversary of the date of their grant and will continue to accumulate earnings until the elected redemption date. For grants made on or after January 1, 2006, all ROI Dollar Units vested on the fifth anniversary date of their grant and will be automatically redeemed. Subsequent to IBG, Inc.'s Initial Public Offering (the "IPO"), no additional ROI Dollar Units have been or will be granted, and non-cash compensation to employees will consist primarily of grants of shares of IBG, Inc. Class A common stock ("Common Stock") as described below under "2007 Stock Incentive Plan."

As of December 31, 2014, payables to employees of the Company for ROI Dollar Units were $718, all of which were vested. These amounts are included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition.

### *2007 ROI Unit Stock Plan*

In connection with the IPO, the Company adopted the IBG, Inc. 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"). Under this plan, certain employees of the Company who held ROI Dollar Units, at the employee's option, elected to invest their ROI Dollar Units accumulated as of December 31, 2006 in shares of common stock. An aggregate of 197,315 shares of common stock were issued to IBG LLC and held as treasury stock, to be distributed to employees in accordance with the following schedule and subject to the conditions below:

- 10% on the date of the IPO (or on the first anniversary of the IPO, in the case of U.S. ROI Unit holders who made the above-referenced elections after December 31, 2006); and
- an additional 15% on each of the first six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with other applicable covenants.

As of December 31, 2012, compensation costs for the ROI Unit Stock Plan had been fully accrued. As of December 31, 2014, the Company still has 964 shares of common stock to be distributed to former employees under the ROI Unit Stock Plan.

*2007 Stock Incentive Plan*

Under the Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 30 million shares of Common Stock may be granted and issued to directors, officers, employees, contractors and consultants of IBG, Inc. and its subsidiaries. The 10 million increase in shares allocated to the Stock Incentive Plan was approved by IBG, Inc.'s Compensation Committee and Board of Directors in February 2014. The Board of Directors' approval was ratified by a vote of the stockholders at IBG Inc.'s 2014 Annual Meeting held on April 24, 2014. The purpose of the Stock Incentive Plan is to promote IBG, Inc.'s long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine which employees are eligible to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each employee and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of Common Stock. Stock Incentive Plan awards are subject to issuance over time and may be forfeited upon an employee's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted therefore by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. granted awards under the Stock Incentive Plan in connection with the IPO and is expected to continue to grant awards on or about December 31 of each year following the IPO to eligible employees as part of an overall plan of equity compensation. Shares of common stock vest and become distributable to employees in accordance with the following schedule:

- 10% on the first vesting date, which is on or about May 9 of each year; and
- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with IBG Inc. and compliance with non-competition and other applicable covenants.

For the year ended December 31, 2014, Company employees were granted awards of 451,829 shares of Common Stock, with a fair value at the date of grant of $12,787.

The following is a summary of stock plan activity for the year ended December 31, 2014:

| | 2007 Stock Incentive Plan Shares | Intrinsic Value of SIP Shares which Vested and were Distributed ($Millions) [1] | 2007 ROI Unit Stock Incentive Plan Shares |
|---|---|---|---|
| Balance, January 1, 2014 | 2,643,324 | | 1,605 |
| Granted | 451,829 | | - |
| Forfeited, net [2] | 8,790 | | - |
| Distributed | (652,229) | $ 14.8 | (641) |
| Balance, December 31, 2014 | 2,451,714 | | 964 |

[1] Intrinsic value of SIP shares distributed represents the compensation value reported to the participants.

[2] During 2014, adjustments were made to previously estimated forfeitures.

Estimated future grants under the Stock Incentive Plan are accrued for ratably during each year (Note 2). In accordance with the vesting schedule, outstanding awards vest and are distributed to participants once each year on or about IBG, Inc.'s IPO anniversary. At the end of each year, there are no vested awards that remain undistributed.

Awards granted under the ROI Unit Stock Plan and the Stock Incentive Plan are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested awards previously granted. Distributions of remaining awards granted on or before January 1, 2009 to former employees will occur within 90 days of the anniversary of the termination of employment date over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. Distributions of remaining awards granted on or after January 1, 2010 to former employees will occur over the remaining vesting schedule applicable to each grant. Through December 31, 2014, a total of 42,948 shares have been distributed under these post-employment provisions. These distributions are included in the stock plans activity tables above.

## 9. INCOME TAXES

The statutory U.S. Federal income tax rate for IB Corp. is 34%. IB Corp.'s effective tax rate is 40%, which differs from the U.S. federal statutory rate due to state taxes.

The Company's deferred tax asset of $904, which is reported in other assets in the consolidated statement of financial condition as of December 31, 2014, is related to deferred compensation.

As of and for the year ended December 31, 2014, the Company had no unrecognized tax liabilities as defined under ASC 740, *Income Taxes* and no valuation allowances on deferred tax assets were required. IB Corp. is subject to taxation in the United States and various state jurisdictions. As of December 31, 2014, the Company is no longer subject to income tax examinations by the respective tax authorities for tax years prior to 2011.

## 10. PROPERTY AND EQUIPMENT

Property and equipment, which is included in other assets in the consolidated statement of financial condition is comprised of leasehold improvements, computer equipment, computer software and office furniture and equipment.

At December 31, 2014, property and equipment consisted of:

| | | |
|---|---|---|
| Leasehold improvements | $ | 9,717 |
| Computer equipment | | 6,328 |
| Computer software | | 170 |
| Office furniture and equipment | | 1,994 |
| | | 18,209 |
| Less - accumulated depreciation and amortization | | (12,361) |
| Property and equipment, net | $ | 5,848 |

## 11. COMMITMENTS, CONTINGENCIES AND GUARANTEES

***Litigation***

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company has not been able to quantify the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. Management believes that the resolution of these actions will not have a material effect, if any, on the Company's business or financial condition.

On February 3, 2010, Trading Technologies International, Inc. ("Trading Technologies") filed a complaint, in the United States District Court for the Northern District of Illinois Eastern Division, against Interactive Brokers Group, Inc., IBG LLC, IBG Holdings LLC and IBLLC. Thereafter, Trading Technologies dismissed Interactive Brokers Group, Inc. and IBG Holdings LLC from the case, leaving only IBG LLC and IBLLC as defendants ("Defendants"). The operative complaint, as amended, alleges that the Defendants have infringed and continue to infringe twelve U.S. patents held by Trading Technologies. Trading Technologies is seeking, among other things, unspecified damages and injunctive relief. The case is in the early stages and discovery has yet to begin. While it is too early to predict the outcome of the matter, we believe we have meritorious defenses to the allegations made in the complaint and intend to defend ourselves vigorously against them. However, litigation is inherently uncertain and there can be no guarantee that the Company will prevail or that the litigation can be settled on favorable terms.

The Company accounts for potential losses related to litigation in accordance with ASC 450, *Contingencies*. As of December 31, 2014, reserves provided for potential losses related to litigation matters were not material.

***Guarantees***

The Company provides guarantees to securities and futures clearinghouses and exchanges which meet the accounting definition of a guarantee under ASC 460, *Guarantees.* Under the standard membership agreement, members are required to guarantee the performance of other members.

Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the consolidated statement of financial condition for these arrangements.

In connection with its retail brokerage business, the Company performs securities and commodities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers with the respective clearing houses. If a customer fails to fulfill its settlement obligation, the Company must fulfill those settlement obligations. The Company is fully secured by assets in customers' accounts and any proceeds received from securities and commodities transactions entered into by the Company on behalf of customers. No contingent liability is carried on the consolidated statement of financial condition for such customer obligations.

*Leases*

Directly and through affiliates, the Company has non-cancelable operating leases covering office space. Office space leases are subject to escalation clauses based on specified costs incurred by the landlord and contain renewal elections. As of December 31, 2014, the Company's proportionate share of minimum annual lease commitments totaled $16.6 million, inclusive of amounts allocated by affiliates, as follows:

| YEAR | | |
|---|---|---|
| 2015 | $ | 4,618 |
| 2016 | | 4,760 |
| 2017 | | 3,545 |
| 2018 | | 3,367 |
| Thereafter | | 261 |
| | $ | 16,551 |

## 12. COLLATERALIZED TRANSACTIONS

The Company enters into securities borrowing and lending transactions and agreements to repurchase and resell securities to finance trading inventory, to obtain securities for settlement and to earn residual interest rate spreads. In addition, the Company's customers pledge their securities owned to collateralize margin loans. Under these transactions, the Company either receives or provides collateral, including equity, corporate debt and U.S. government securities. Under many agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties to cover short positions.

The Company also engages in securities financing transactions with and for customers through margin lending. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. Customers' required margin levels and established credit limits are monitored continuously by risk management staff using automated systems. Pursuant to the Company's policy and as enforced by such systems, customers are required to deposit additional collateral or reduce positions, when necessary to avoid automatic liquidation of their positions.

Margin loans are extended to customers on a demand basis and are not committed facilities. Factors considered in the acceptance or rejection of margin loans are the amount of the loan, the degree of leverage being employed in the customer account and an overall evaluation of the customer's portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral. Additionally, transactions relating to concentrated or restricted positions are limited or prohibited by raising the level of required margin collateral (to 100% in the extreme case). Underlying collateral for margin loans is evaluated with respect to the liquidity of the collateral positions, valuation of securities, volatility analysis and an evaluation of industry concentrations. Adherence to the Company's collateral policies significantly limits the Company's credit exposure to margin loans in the event of a customer's default. Under margin lending agreements, the Company may request additional margin collateral from customers and may sell securities that have not been paid for or purchase securities sold but not delivered from customers, if necessary. At December 31, 2014, approximately $16.9 billion of customer margin loans were outstanding.

The following table summarizes amounts related to collateralized transactions at December 31, 2014 (in millions):

| Securities received, at fair value: | Permitted to Repledge | Sold or Repledged |
|---|---|---|
| Securities lending transactions | $ 10,724.2 | $ 3,429.3 |
| Agreements to resell [(1)] | 4,259.8 | 4,259.8 |
| Customer margin securities | 14,478.6 | 5,654.6 |
| | $ 29,462.6 | $ 13,343.7 |

[(1)] At December 31, 2014, $3.87 billion or 91% of securities acquired through agreements to resell that are shown as repledged have been deposited in a separate bank account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3.

## 13. SUBSEQUENT EVENTS

As required by ASC 855, the Company has evaluated subsequent events for adjustment to or disclosure in its consolidated statement of financial condition through the date the consolidated statement of financial condition was issued.

On January 15, 2015, due to the sudden move in the value of the Swiss Franc that followed an unprecedented action by the Swiss National Bank, several of the Company's customers who held currency futures and spot positions suffered losses in excess of their deposits with the Company. The Company took immediate action to hedge its exposure to the foreign currency receivables from these customers. The Company estimates unsecured receivables, net of hedging activity, to be approximately $129 million. The Company is actively pursuing collection of the debts. The ultimate effect of this incident on the Company's results will depend upon the outcome of the Company's debt collection efforts.

No other recordable or disclosable events occurred.

******